June 11, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant, on behalf of its series Guggenheim Multi-Asset Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 144 (“PEA No. 144”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-14-236400) on June 13, 2014, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 144 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on May 16, 2019 (Accession No. 0001628280-19-006876) (each, a “BXT Filing” and together with PEA No. 144, the “Filings”) and scheduled to become effective on June 14, 2019. The Registrant also respectfully requests the withdrawal of each BXT Filing.
The withdrawal of the Filings is requested because the Registrant has determined not to move forward with the offering of such Fund at this time. For the avoidance of doubt, the Registrant requests the withdrawal solely of filings related to the Fund. No securities were sold in connection with the Filings.
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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,
/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Funds Trust